SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXTRACT FROM THE MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON OCTOBER 16, 2008, DRAWN UP IN SUMMARY FORMAT.

Corporate Registry (NIRE): 33300011595

1. Date: October 16, 2008.

2. Time: 7:00 pm

3. Venue: Av. Brigadeiro Faria Lima, 3400 – 20º andar, in the city and state of São Paulo.

4. Attendance: Benjamin Steinbruch, Jacks Rabinovich, Antonio Francisco dos Santos, Yoshiaki Nakano, Dionísio Dias Carneiro, Mauro Molchansky, Darc Antonio da Luz Costa, Fernando Perrone and Claudia Maria Sarti (Secretary of Meeting).

5. Agenda: 5.1 – Namisa’s Mining Project (“Project”) – The Board of Directors (“Board”), under article 17, section XXXVI, approved by unanimous vote the proposal presented by the Board of Executive Officers to establish a strategic partnership with a consortium comprised of ITOCHU Corporation, Nippon Steel Corporation, JFE Steel Corporation, POSCO, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd. and Nisshin Steel Co., Ltd. (“Consortium”), which envisages the following operations, herein approved by the Board: (i) capitalization, by Companhia Siderúrgica Nacional (“the Company”), of Nacional Minérios S.A. (“NAMISA”), by means of the granting of 34,000,000 Class A preferred shares issued by MRS Logística S.A. (“MRS”), held by the Company, corresponding to ten percent (10%) of MRS’s total capital stock; (ii) (a) sale to the Consortium, by the Company, of shares issued by NAMISA held by the Company, and (b) the increase of NAMISA’s capital stock, with all new shares issued by NAMISA to be subscribed and paid-in by the Consortium, as to which the Company will waive its preemptive right so that the final share interest held by the Consortium in NAMISA’s capital stock corresponds to forty percent (40%) of the total capital stock; (iii) the execution of a NAMISA’s Shareholders’ Agreement, pursuant to the drafts of the Share Purchase Agreement and Other Covenants and the Shareholders’ Agreement presented to the Board and filed at the Company’s headquarters; (iv) the execution of the following contracts (“Operating Contracts”): (a) High Silica ROM Iron Ore Supply Contract; (b) Low Silica ROM Iron Ore Supply Contract ; (c) Iron Ore Supply Contract and Other Covenants (Tailing Dam Rejects); (d) Port Operating Services Agreement; (e) Free Lease Agreement (Port Area); (f) Free Lease Agreement (Concentration Plant); (g) Transition Administrative Services Agreements; (h) Support Agreement; (i) Coordination Agreement; and (j) agreements for ore supply to Consortium members (Offtake Agreements), pursuant to the drafts presented to the Board, which were filed at the Company’s headquarters. All agreements previously mentioned were negotiated and will be agreed pursuant to market terms and conditions (arms’ length basis”). The amount approved for sale was US$3.12 billion, to be paid cash, on the date of financial settlement of the transaction, as defined in the draft of aforementioned Share Purchase Agreement and Other Covenants. The definition of this amount resulted from a competitive process carried out over the past months, in which the Company had financial advisory of the investment bank Goldman Sachs, as well as in an independent appraisal carried out by this bank. The management also based on legal independent consultancy and opinions of law firms Ulhôa Canto Rezende e Guerra, Pinheiro Guimarães – Advogados and Machado Associados. The final terms and conditions of said agreements previously mentioned are subject to the agreement between the parties, whose general terms were drawn up in summary format presented to the Board and filed at the Company’s headquarters. The Board qualified the Board of Executive Officers to negotiate and define final terms and conditions of the transaction, authorizing them to take all measures to implement this resolution. The Company’s Executive Officers are now, pursuant to and in compliance with the Bylaws, authorized to execute agreements and sign instruments for share transfer, as well as practice all acts and take all measures necessary to carry out negotiations and implement this resolution, including the signature of all and any required documents. The effectiveness of resolutions taken herein by the Company’s Board towards the Project is subordinated to the obtainment of corporate approvals to terms and conditions of the Project by the Consortium members. Nothing else to be discussed, the meeting was adjourned and these minutes were drawn up, read, found in compliance and signed by the attending members.

I hereby certify that the resolutions transcribed herein are faithful to the original minutes filed at the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti
Secretary of Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 07, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.